Exhibit 12.1

United Insurance Holdings Corp.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

Includes realized gains and losses	For the Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings before income taxes	$910	$7,003	$41,860	$64,410	$34,487
Fixed charges:
Interest expensed and capitalized	3,247	723	326	410	367
Amortized premiums, discounts and capitalized expenses related to debt	526	—	—	—	—
Interest within rental expense	23	16	74	63	56
Total fixed charges	$3,796	$739	$400	$473	$423
Earnings before income taxes and fixed charges	$4,706	$7,742	$42,260	$64,883	$34,910
Ratio of earnings to fixed charges	1.24	10.47	105.71	137.28	82.56

For purposes of calculating these ratios, earnings consist of pre-tax income from continuing operations and fixed charges. Fixed charges consist of interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to debt; and estimated interest within rental expense.

We did not have any preferred stock outstanding and we did not pay or accrue any preferred stock dividends during the periods presented above.